SHEARMAN & STERLING

FAX: (44 20) 7655-5500

BROADGATE WEST
9 APPOLD STREET
LONDON EC2A 2AP, ENGLAND
(44-20) 7655-5000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
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MANNHEIM
MENLO PARK
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WRITER'S DIRECT NUMBER:

+44-(0)20-7655-5558

April 19, 2002

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Novartis AG
Current Report on Form 6-K (Commission File No. 1-15024)

Ladies and Gentlemen:

On behalf of Novartis AG, please find enclosed a copy of a Report on Form 6-K dated April 19, 2002, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) any of James M. Bartos, Louis Lehot or the undersigned in our London office at (44-207) 655-5000.

Very truly yours,

Eurydice Goulet
Legal Assistant

Enclosure

cc: New York Stock Exchange (Listed Securities Library)
George Miller (Novartis AG)
James M. Bartos (Shearman & Sterling)
Louis Lehot (Shearman & Sterling)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No X

Enclosure: Novartis First Quarter Results Presentation - 18 April 2002

n

Growth Momentum Carries On

First Quarter Results
18 April 2002

This presentation contains certain "forward-looking statements" relating to the Company's business:

- The statements can be identified by the use of forward-looking terminology or by discussions of strategy, plans or intentions.
- The statements include descriptions and anticipated expenditures of the Company's' investment in research and development programs, descriptions of new products expected to be introduced by the Company and anticipated customer demand for these and existing products in the Company's' existing portfolios.
- The statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.
- Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by the forward-looking statements. These factors can be found in the Annual Reports the Company has filed with the U.S. Securities and Exchange Commission.
- Specific risk factors include unexpected regulatory delays, uncertainties relating to clinical trials and product development, the introduction of competing products, increased government pricing pressures, and the Company's' ability to obtain or maintain patent and other proprietary intellectual property protection.
- If any of these risks materialize, or underlying assumptions prove incorrect, actual results may vary materially from those one might expect on the basis of this presentation.

Agenda

- <u>Overview of sales and results</u>
- Pharmaceuticals
  - Key growth drivers
  - Outlook
- Group outlook

n

Novartis Continues Dynamic Growth Path

- Growth momentum carries on
- Performance driven by double-digit growth trend in Pharmaceuticals with strong demand for Cardiovascular, Oncology and Ophthalmics franchises across all regions
- Performance momentum and rise in net financial income lead to net income increase of 20% to CHF 1.79 bn
- Key product launches sharpen performance in Generics
- Divestment of Health and Functional Food on track

n

Net Income Expansion On the Back of Strong Operational Performance and Net Financial Income

in CHF m	Q1 2002	Q1 2001	in % CHF
Sales	7 967	7 224	10
Operating income	1 822	1 545	18
as a % of sales	*22.9*	*21.4*	
Net financial income	378	217	74
Net income	1 788	1 485	20
as a % of sales	*22.4*	*20.6*	
EPS (CHF)	0.70	0.57	23
Free cash flow after dividend	- 508	- 368	-38

n

Dynamic Performance Delivered Through Pharmaceuticals and Generics

Sales: CHF 8 bn, +13% in local currencies, +10% in CHF

Sales growth in % (LC)



Pharmaceuticals 16
Generics 26
OTC -3
Animal Health 8
Medical Nutrition 3
Infant & Baby 3
CIBA Vision 4
GROUP 13
-5%
5%
15%
25%

Sales by region in %



Asia/Australia/Africa 16%
Europe 33%
Rest of the Americas 8%
US 43%

n

Performance Driven by Volume Increase



14%
12%
10%
8%
6%
4%
2%
0%
11 %
+ 1 %
+ 1 %
- 3 %
10 %
Volume
Price
Acq./Div.
Currency
CHF
n

First Quarter Operating Income up 18 %

Operating income growth in % (CHF)


Pharmaceuticals
16
Generics
42
OTC
-7
Animal Health
-5
Medical Nutrition
28
Infant & Baby
10
CIBA Vision[1]
12
GROUP
18
-10%
10%
30%
50%

Operating income by sector


Pharmaceuticals
81%
OTC 3%
Generics 5%
Infant & Baby
6%
Animal
Health
2%
Medical
Nutrition
1%
CIBA Vision
2%

[1] Including integration costs associated with the Wesley Jessen acquisition of CHF 28m in 2001.

n

Improvements in COGS and Slower Increase in Marketing & Distribution Boost Operating Income

	Q1/2002 CHF m
Sales	7 967
Cost of goods sold	-1 983
Marketing & Distribution	-2 681
Research & Development	-1 041
General & Administration	-440
Operating income	1 822

Change in % in CHF



10
6
7
12
17
18
0%
10%
20%
30%

n

Highlights in Generics, OTC and Animal Health

Generics

- Recent launches in US in Retail Generics fuel growth to 20% in LC[1]
  - Generic Prozac (depression), July 2001
  - Generic Metformin (diabetes), January 2002
  - Generic Relifex (anti-inflammatory), February 2002

OTC

- Sales decline of 3% in LC. Excluding discontinued distribution agreements sales increased 3% in LC driven by:
  - Lamisil® cream (fungal infection)
  - Nicotinell®/Habitrol® (smoking cessation)
  - Maalox® (antacid)

Animal Health

- Recent acquisitions of vaccine businesses lead to rise in sales of 8% in LC
- Farm animal business sees improvement over last year

[1] excluding acquisitions

Highlights in Medical Nutrition, Infant & Baby and CIBA Vision

Medical Nutrition (incl. Health and Functional Food)

- Supplement business in Medical Nutrition boosts sales
- Health and Functional Food divestment on track

Infant & Baby

- Gerber Graduates and Tender Harvest underpin strong market position of Gerber in US
- Gerber Wellness driving growth through sales to key accounts

CIBA Vision

- Innovation behind performance
  - Focus® DAILIES®
  - Focus® Night & Day™
  - Freshlook®
  - Surgical lenses
- Key Brands account for 44% of revenue at CIBA Vision

n

Agenda

- Overview of sales and results
- Pharmaceuticals
  - Key growth drivers
  - Outlook
- Group outlook

n

Pharmaceuticals – Key Achievements

- Continued dynamic growth trend with + 16% in LC
- Strong growth across all regions with US up 23% in LC
- Leadership in Cardiovascular and Oncology franchises bolstered by key growth drivers
- Recent launches Zometa® and Elidel® off to a good start

n

Strong Pharmaceutical Sales Growth in Key Regions

	Q1 Sales 2002 (CHF m)	Growth (in LC)	Market Growth[1]
US	2 238	23%	16%
Europe	1 605	9%	9%
Japan	480	12%	8%
LatAm	318	22%	-7%[2]
Asia/Pacific	407	14%	n/a
Total[3]	5 153	+16%	

[1] IMS monthly YTD Feb, 16 countries
[2] Argentina, Brazil and Mexico
[3] Total includes Canada and others

n

Key Franchises Outperforming the Market


35 %
34 %
21 %
14 %
Cardiovascular*
Oncology
Market growth, IMS 16 countries Feb YTD 2002
Novartis growth, IMS 16 countries Feb YTD 2002

Source: IMS

* Cardiovascular: Antihypertensives, Statins, Fibrates, OAD

Strategic Products Drive Growth

Brand (1 to 10)	Market segment	Sales (CHF m)	Growth (% LC)
Diovan®/Co-Diovan®	Hypertension	601	+80
Sandimmun®/Neoral®	Transplantation	451	–1
Cibacen®/Lotensin®	Hypertension	417	+39
of which Lotrel®		223	+55
Sandostatin®	Acromegaly	250	+30
Lamisil®[1]	Fungal infections	237	-16
Voltaren®[1]	Antirheumatics	236	–3
Lescol®	Cholesterol reduction	217	+31
Aredia®	Oncology (bone)	194	-40
Glivec®/Gleevec™	Chronic myeloid leuk.	183	n/a
Tegretol®	Epilepsy	162	+8

[1] First quarter 2001 restated due to switches to other sectors

Strategic Products Drive Growth (continued)

Brand (11 to 20)	Market segment	Sales (CHF m)	Growth (% LC)
Miacalcic®	Osteoporosis	149	-13
HRT range[1]	Hormone replacement	125	+25
Leponex® / Clorazil®	Schizophrenia	124	–5
Exelon®	Alzheimer's disease	121	+23
Visudyne™	Wet form of AMD	115	+47
Zometa®	Hypercalcaemia	112	n/a
Foradil®	Asthma, COPD	108	+15
Famvir® [2]	Antivirals	103	+26
Trileptal®	Epilepsy	82	+82
Femara®	Adv. breast cancer	69	+63
Total Pharmaceuticals		**5 153**	**+16**

[1] Including Clima/Meri range
[2] First quarter 2001 restated due to switches to other sectors

n

Sandimmun® / Neoral®
Slow Generic Erosion in US



Months since launch
0
6
12
18
24
30
0%
10%
20%
30%
40%
50%
60%
70%
Total Prescriptions
Sandimmun® / Neoral®
Warfarin
Azathioprine

- Q1 sales worldwide: CHF 451 m, - 1% in LC
- Continued slow generic erosion in US
- Little impact in Europe

n

Diovan® – Leadership in US



38%
37%
36%
35%
34%
Diovan, 36.8%
Cozaar, 34.6%
Sept 2001
Oct 2001
Nov 2001
Dec 2001
Jan 2002
Feb 2002
Mar 2002

- Q1 2002 sales worldwide: CHF 601 m, +80% LC
- Continues to outpace the ARB market segment
- Reached 20% segment share in Japan

Source: IMS, weekly March 29, 2002, TRx share in ARB segment

n

Dynamic Sales Performance of Lotrel®

Q1 sales (US only): CHF 223 m, + 55% in LC



CHF m
1 000
800
600
400
200
0
134
218
308
552
813
223
1997
1998
1999
2000
2001
Q1 2002

Amlodipine market segment share:

	1997	1998	1999	2000	2001	Q1 2002
Lotrel®	10.2%	11.5%	13.6%	17.6%	20.6%	22.7%
Norvasc	89.8%	88.5%	86.4%	82.4%	79.4%	77.3%

n

Source: IMS monthly data and weekly data for Q1 2002

Lescol® - Strong Performance Across All Regions

- Q1 2002 sales worldwide: CHF 217 m, +31% in LC
- Strong performance in major countries
  - US, +39% in LC
  - Japan, +12% in LC
  - Germany, +114% in LC
  - France, +42 in LC
  - Italy, +259% in LC

n

Glivec® / Gleevec™ - Strong Roll-Out Continues

- Sales of CHF 183m worldwide
- Strong launches in Japan and Europe
- Launch of GIST underway
  - End February launched in US
  - Positive opinion by CPMP in EU in February
  - Swiss approval received in April 2002
- 95% of patients alive after 18 months of therapy in treatment of chronic phase CML refractory to interferon

Conversion to Zometa® is Accelerating - Key Markets on Track

	Launch date	% Zometa® of combined sales[1] (March 2002)	% Zometa® of combined sales[1] (YTD March 2002)
US	Aug 2001	79%	41%
Germany	Apr 2001	38%	40%
Italy	Feb 2002	29%	13%
France	Jan 2002	17%	11%

[1] Aredia® and Zometa®

n

Zometa® - Building a Potential Blockbuster

- Solid Q1 Zometa® sales of CHF 112 m worldwide
- Launched for bone metastasis in a broad range of tumor types in 14 countries including the US
- EU approval for bone metastasis anticipated mid 2002
- In Phase III clinical trials for Osteoporosis and Paget's Disease. Phase II clinical data recently published in New England Journal of Medicine

n

Elidel® - Promising Start

- Launched in US in March for the treatment of mild to moderate atopic dermatitis for patients of 2 years and older
- US NRx share already passed Protopic end of March, 3.9% vs 3.2%[1]
- Approved in Denmark on March 18, for patients as young as 3 months

[1] IMS, weekly NRx, March 29, 2002

Agenda

- Overview of sales and results
- Pharmaceuticals
  - Key growth drivers
  - Outlook
- Group outlook

n

Pharmaceuticals Outlook 2002

- Sales growth anticipated in the 10% range
- Continued dynamic performance of key growth drivers
- Price decreases mainly in Japan
- More rapid erosion of Aredia® sales expected
- Elidel® roll-out to continue

- Operating margin expected to be maintained at last year's high level assuming no unexpected product approvals

Agenda

- Overview of sales and results
- Pharmaceuticals
  - Key growth drivers
  - Outlook
- <u>Group outlook</u>

n

Group Outlook 2002

Growth momentum expected to continue

- **Mid- to high-single-digit sales growth driven by Pharmaceuticals**

Operating income growth in-line with top-line

- **Stable operating margin, assuming no unexpected product approvals**

Net financial income difficult to predict, expected to be lower than last year

Net income expected to exceed last year's level, barring unforeseen events

n

Appendix

n

Group Operating Margin 22.9%


Operating margins in %
Q1/2001
Q1/2002
27.4
28.1
12.3
14.2
9.7
9.5
18.3
16.7
4.8
6.1
17.3
18.3
1.4
8.9
21.4
22.9
Pharma-ceuticals
Generics
OTC
Animal Health
Medical Nutrition
Infant & Baby
CIBA Vision[1]
GROUP

[1] Excluding exceptional integration costs in 2001 operating margin would have been 8%

First Quarter 2002 Sales Growth Components by Sector

	Volume	Price	Acq./Div.	Currency
Pharmaceuticals	+15%	+1%	- %	-2%
Generics	+21%	-1%	+6%	-4%
OTC	-5%	+1%	+1%	-2%
Animal Health	-1%	+3%	+6%	-3%
Medical Nutrition	+2%	+1%	- %	-2%
Infant & Baby	+2%	+1%	- %	+1%
CIBA Vision	+4%	- %	- %	-3%
Group	+11%	+1%	+1%	-3%

n

Pharmaceuticals

Top 20 Products

Sales Performance First Quarter 2002

n

Pharmaceuticals Top 20 Products I
First Quarter 2002 Total Sales Growth

Brands

	Q1 2002		Q1 2001		
	USD m	CHF m	CHF m	% CHF	% LC
Diovan®/Co-Diovan®	358	601	342	76	80
Sandimmun®/Neoral®	269	451	468	-4	-1
Cibacen®/Lotensin®	248	417	298	40	39
of which Lotrel®	133	223	143	56	55
Sandostatin®	149	250	194	29	30
Lamisil® (group) [1]	141	237	291	-19	-16
Voltaren®[1]	141	236	260	-9	-3
Lescol®	129	217	169	28	31
Aredia®	116	194	326	-40	-40
Glivec®/Gleevec™	109	183	-	-	-
Tegretol®	97	162	155	5	8

[1] First quarter 2001 restated due to switches to other sectors

n

Pharmaceuticals Top 20 Products II
First Quarter 2002 Total Sales Growth

Brands

	Q1 2002		Q1 2001		
	USD m	CHF m	CHF m	% CHF	% LC
Miacalcic®	89	149	172	-13	-13
HRT range[1]	75	125	101	24	25
Leponex®/Clozaril®	74	124	133	-7	-5
Exelon®	72	121	99	22	23
Visudyne®	69	115	80	44	47
Zometa®	66	112	1	-	-
Foradil®	64	108	96	13	15
Famvir®[2]	61	103	82	26	26
Trileptal®	49	82	45	82	82
Femara®	41	69	43	60	63

[1] Including Clima/Meri range
[2] First quarter 2001 restated due to switches to other sectors

n

Pharmaceuticals Top 20 Products I
First Quarter US Sales Growth

Brands

	Q1 2002		Q1 2001	
	USD m	CHF m	CHF m	% LC
Diovan® / Co-Diovan®	188	315	154	102
Sandimmun® / Neoral®	81	136	125	7
Cibacen® / Lotensin®	219	368	244	49
of which Lotrel®	133	223	143	55
Sandostatin®	73	122	82	47
Lamisil® (group)[1]	58	97	164	-42
Voltaren®[1]	4	6	10	-33
Lescol®	63	106	76	39
Aredia®	61	102	209	-52
Glivec® / Gleevec™	47	79	-	-
Tegretol®	39	65	55	16

[1] First quarter 2001 restated due to switches to other sectors

n

Pharmaceuticals Top 20 Products II
First Quarter US Sales Growth

Brands

	Q1 2002		Q1 2001	
	USD m	CHF m	CHF m	% LC
Miacalcic®	51	86	106	-19
HRT range[1]	41	68	37	79
Leponex®/Clozaril®	29	49	56	-14
Exelon®	42	71	51	37
Visudyne®	43	72	51	40
Zometa®	52	88	-	-
Foradil®	5	9	-	-
Famvir®[2]	46	78	59	31
Trileptal®	35	59	28	105
Femara®	15	26	11	138

[1] Including Clima/Meri range
[2] First quarter 2001 restated due to switches to other sectors

n

Pharmaceuticals Top 20 Products I
First Quarter RoW Sales Growth

Brands

	Q1 2002		Q1 2001	
	USD m	CHF m	CHF m	% LC
Diovan®/Co-Diovan®	170	286	188	62
Sandimmun®/Neoral®	188	315	343	-4
Cibacen®/Lotensin®	29	49	54	-7
of which Lotrel®	-	-	-	-
Sandostatin®	76	128	112	18
Lamisil® (group) [1]	83	140	127	16
Voltaren®[1]	137	230	250	-2
Lescol®	66	111	93	25
Aredia®	55	92	117	-18
Glivec®/Gleevec™	62	104	-	-
Tegretol®	58	97	100	3

[1] First quarter 2001 restated due to switches to other sectors

n

Pharmaceuticals Top 20 Products II
First Quarter RoW Sales Growth

Brands

	Q1 2002		Q1 2001	
	USD m	CHF m	CHF m	% LC
Miacalcic®	38	63	66	-3
HRT range[1]	34	57	64	-6
Leponex®/Clozaril®	45	75	77	1
Exelon®	30	50	48	8
Visudyne®	26	43	29	60
Zometa®	14	24	1	-
Foradil®	59	99	96	6
Famvir®[2]	15	25	23	13
Trileptal®	14	23	17	44
Femara®	26	43	32	37

[1] Including Clima/Meri range
[2] First quarter 2001 restated due to switches to other sectors

n

Pharmaceuticals
Top 20 Products I

Brands	Market segment
Diovan® / Co-Diovan®	Hypertension
Sandimmun® / Neoral®	Transpl., RA, Psoriasis
Cibacen® / Lotensin®	Antihypertensives
Sandostatin®	Acromegaly
Lamisil®	Fungal infections
Voltaren®	Antirheumatics
Lescol®	Cholesterol reduction
Aredia®	Oncology (Bone)
Glivec® / Gleevec™	Chronic myeloid leukem.
Tegretol®	Epilepsy

n

Pharmaceuticals
Top 20 Products II

Brands	Market segment
Miacalcic®	Osteoporosis
HRT range	Hormone replacement
Leponex® /Clozaril®	Schizophrenia
Exelon®	Alzheimer’s disease
Visudyne®	A form of wet AMD
Zometa®	Hypercalc. of malignancy
Foradil®	Asthma, Bronchitis
Famvir®	Antiviral
Trileptal®	Epilepsy
Femara®	Advanced breast cancer

n

Pipeline

n

Strong Pipeline

2002	2003	2004	2005		2006
Elidel®	COX189	Zelnorm™/Zelmac® IBS	LAF237A	ICL670A	FTY720
Glivec®/Gleevec™ GIST	Certican®	Iloperidone	PKC412A	SPP100[1]	NKS104 (EU)
Diovan® CHF	Myfortic®	Xolair®	EPO906A	PTK787A	Femara® adj.
Zometa® Bone met. treat.	Visudyne™ Japan	Zelnorm™/Zelmac® Funct. dyspepsia	PKI166A	OctreoTher™	COX189 New formulations
Ritalin® LA	Clozaril® INTERSEPT	Zelnorm™/Zelmac® Chr. constipation	Sandostatin® LAR® Diab. retinopathy	Starlix® + metformin	Zelnorm™/Zelmac® GERD
Lotrel® 10/20 mg	Lotrel® 10/40 mg	Foradil® MDDPI	Exelon® TDS	Trileptal® NP Neuropathic pain	Zometa® Bone met. prev.
			Diovan® VALUE/VALIANT	Lamisil® Tinea capitis	Elidel® oral
			Elidel® ointment	Visudyne™ Occult AMD	Iloperidone depot
					Zoledronate Paget's disease

NME roll out

NME

LCM

[1] Out-licensed to Speedel, call-back option for Novartis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 19, 2002

By: /s/ RAYMUND BREU

Name: Raymund Breu
Title: Chief Financial Officer